Exhibit 99.1
Baytex Temporarily Shuts In Eagle Ford Production Due to Hurricane Harvey

CALGARY, ALBERTA (August 28, 2017) - Baytex Energy Corp. (Baytex) (TSX, NYSE: BTE) announces that due to Hurricane Harvey, on August 25, 2017 our Eagle Ford operations were shut-in and drilling and completion operations were suspended. This decision was driven by a number of factors including the safety of operating personnel and the availability of downstream markets. Our Houston office was also evacuated.

As of August 28, 2017, field operations are being inspected and drilling and completion operations are expected to resume this week.

There is currently a limited ability to produce as downstream markets are closed or significantly curtailed. The safe start-up of field operations has begun and will be balanced with market access. We expect to increase production throughout the week.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to the impact of Hurricane Harvey on our Eagle Ford operations, including the timing of restarting drilling and completion operations and our expectation that production will increase throughout the week. These forward-looking statements are based on certain key assumptions regarding, among other things: the condition of the production operating facilities; the availability of labour and other industry services; and the ability of downstream markets to accept produced volumes of petroleum and natural gas. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2016, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is an oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 79% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com